Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWSRELEASE

LAKE SHORE GOLD AND REVOLUTION RESOURCES AMEND OPTION AGREEMENT FOR
MEXICAN PROPERTIES

TORONTO, ONTARIO — (Marketwire — July 26, 2012) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced that the Company has amended the terms of its option agreement (the “Agreement”) to sell up to 100% of the Company’s Universo and Montana de Oro land positions in Mexico to Revolution Resources Corp. (“Revolution”) (TSX:RV).  The revised terms will provide the Company with increased leverage to the success of Revolution’s exploration efforts through additional equity ownership and a higher cash payment per ounce of gold or gold equivalent resource established on the land positions in return for a lower initial expenditure requirement. The original terms of the Agreement are outlined in a press release issued by the Company on September 15, 2011.

A summary of the amendments include:

•                 Revolution will issue to the Company an additional 7,500,000 common shares over 4 years during the first option period to maintain the first option, subject to acceptance of the Toronto Stock Exchange;

•                 The expenditures required to be incurred during the first option period to earn a 60% interest have been reduced to $15 million from $35 million; and

•                 The payment required from Revolution in order to exercise the second option to acquire the remaining 40% of either or both of the Universo and Montana de Oro land positions is increased to $30 per ounce of gold or gold equivalent resource in all categories from $20 per ounce.

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the successful exploration, development and operation of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in commercial production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com

Mark Utting

Vice President, Investor Relations

(416) 703-6298

Email: info@lsgold.com